FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2011

Commission File Number: 001-33821

VISIONCHINA MEDIA INC.

(Translation of registrant’s name into English)

1/F Block No. 7 Champs Elysees

Nongyuan Road, Futian District

Shenzhen 518040

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VISIONCHINA MEDIA INC.

By:	/S/ LIMIN LI
Name:	Limin Li
Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: August 10, 2011

Exhibit 99.1

VisionChina Media Inc. Announces Second Quarter 2011 Results

Company Achieves Record High Quarterly Total Revenues of $45.0 Million, an increase of 38.3% Quarter-over-Quarter

Non-GAAP Net Income Grows to $0.9 Million in the Second Quarter of 2011

BEIJING, August 4, 2011 /PRNewswire-Asia/ — VisionChina Media Inc. (“VisionChina Media” or the “Company”) (Nasdaq: VISN), one of China’s largest out-of-home digital television advertising networks on mass transportation systems, today announced its unaudited financial results for the quarter ended June 30, 2011.

Key Quarterly Financial and Operating Data for the Second Quarter of 2011

Total revenues in the second quarter of 2011 increased 38.3% quarter-over-quarter to $45.0 million, a record high for the Company.

Gross profit in the second quarter of 2011 was $13.2 million, compared to gross profit of $0.2 million in the first quarter of 2011.

Operating profit in the second quarter of 2011 was $0.7 million, compared to an operating loss of $14.3 million in the first quarter of 2011.

Net loss attributable to VisionChina Media shareholders in the second quarter of 2011 was $0.4 million, compared to a net loss of $13.0 million in the first quarter of 2011.

Net income attributable to VisionChina Media shareholders in the second quarter of 2011 excluding share-based compensation expenses and amortization of intangible assets (non-GAAP) was $0.9 million, compared to a non-GAAP net loss of $10.9 million in the first quarter of 2011.

Basic and diluted net loss per share attributable to VisionChina Media shareholders in the second quarter of 2011 were $0.004 and $0.004, respectively (each ADS representing one common share), compared to basic and diluted net loss per share attributable to VisionChina Media shareholders of $0.13 and $0.13, respectively, in the first quarter of 2011.

The Company had cash and cash equivalents of $123.6 million as of June 30, 2011. Net cash provided by operating activities was $3.9 million in the second quarter of 2011, compared to net cash used in operating activities of $17.2 million in the first quarter of 2011.

Network capacity, as measured by total broadcasting hours in the Company’s network, in the second quarter of 2011 was 44,379 hours, compared to network capacity of 45,878 hours in the first quarter of 2011.

As of June 30, 2011, the Company’s advertising network covered 21 cities and included 136,522 digital displays on mass transit systems.

Average advertising revenue per broadcasting hour in the Company’s network in the second quarter of 2011 was $1,003, compared to $699 in the first quarter of 2011.

The Company sold an average of 8.63 advertising minutes per broadcasting hour in its network in the second quarter of 2011, compared to 7.02 advertising minutes per broadcasting hour in the first quarter of 2011.

Mr. Limin Li, VisionChina Media’s chairman and chief executive officer, commented, “Continued growth and deeper integration of our sales force combined with a more optimized network reach and a growing acceptance of our media platform, as an integral part of advertisers’ marketing plans, has lead to improved utilization of our network. Driven by this improved utilization, we have seen a return of average revenue per broadcasting hour to levels not seen since 2008 and a record high number of customers placing advertisements in a single quarter. We are pleased with the results of our diligent efforts and will continue to work towards increasing revenue with further improved utilization, while adhering to our strict cost control guidelines in the remainder of 2011 and beyond.”

Stanley Wang, VisionChina Media’s vice president of finance, added, “Record high advertising revenue of $45.0 million and non-GAAP net income of $0.9 million reveal a noticeable turnaround in both our business operations and the Chinese advertising industry. We are pleased with the growth of our business in the second quarter of 2011 and will strive for further improved results in the second half of 2011. We are increasingly confident that our business will continue to demonstrate robust operating leverage that will further enhance our bottom line.”

Second Quarter 2011 Results

VisionChina Media’s total revenues were $45.0 million in the second quarter of 2011, an increase of 41.6% from $31.8 million in the second quarter of 2010 and an increase of 38.3% from $32.5 million in the first quarter of 2011.

Total broadcasting hours in the Company’s network in the second quarter of 2011 were 44,379 hours, compared to 47,928 hours in the second quarter of 2010 and 45,878 hours in the first quarter of 2011. The decrease in network capacity compared to the first quarter of 2011 reflects the full quarter impact of the termination of an exclusive agency agreement in February 2011. Average advertising revenue per broadcasting hour was $1,003 in the second quarter of 2011, compared to $636 per broadcasting hour in the second quarter of 2010 and $699 per broadcasting hour in the first quarter of 2011.

In the second quarter of 2011, the Company sold a total of 382,895 advertising minutes in its network, compared to 303,812 advertising minutes sold in the second quarter of 2010 and 321,849 advertising minutes sold in the first quarter of 2011. The Company sold an average of 8.63 advertising minutes per broadcasting hour in the second quarter of 2011, compared to 6.34 advertising minutes per broadcasting hour in the second quarter of 2010 and 7.02 advertising minutes per broadcasting hour in the first quarter of 2011, demonstrating continuous improvement in the utilization of broadcasting hours. Increased recognition of VisionChina Media’s network as well as increased advertising spending from returning advertisers provides the Company with a solid basis for continual improvement in utilization.

During the second quarter of 2011, 997 advertisers purchased advertising time on the Company’s advertising network, either directly or through advertising agents, compared to 614 advertisers in the second quarter of 2010 and 333 advertisers in the first quarter of 2011.

Media cost, the most significant component of advertising service cost, was $25.6 million in the second quarter of 2011, representing 80.5% of total advertising service cost, compared to $23.3 million, or 81.2% of total advertising service cost, in the second quarter of 2010 and $26.3 million, or 81.5% of total advertising service cost, in the first quarter of 2011. The decrease in media cost compared to the first quarter of 2011 is the result of effective cost reduction measures.

Gross profit in the second quarter of 2011 was $13.2 million, compared to a gross profit of $3.1 million in the second quarter of 2010 and gross profit of $0.2 million in the first quarter of 2011. Advertising service gross margin was 29.3% in the second quarter of 2011, compared to 9.8% in the second quarter of 2010 and 0.7% in the first quarter of 2011, as a result of the aforementioned revenue growth and media cost reduction.

Selling and marketing expenses were $9.0 million in the second quarter of 2011, an increase of 27.8% from $7.0 million in the second quarter of 2010 and a decrease of 9.4% from $9.9 million in the first quarter of 2011. Selling and marketing expenses represented 20.0% of the Company’s revenues in the second quarter of 2011, compared to 22.2% in the second quarter of 2010 and 30.5% in the first quarter of 2011.

General and administrative expenses were $3.6 million in the second quarter of 2011, an increase of 53.8% from $2.4 million in the second quarter of 2010 and an increase of 52.1% from $2.4 million in the first quarter of 2011. The increase in general and administrative expenses compared to the first quarter of 2011 is primarily attributable to provision for certain doubtful accounts receivable as well as an increase in legal fees in connection with pending litigation with the selling shareholders of Digital Media Group Company Limited.

Income from equity method investments amounted to $0.2 million in the second quarter of 2011, compared to a loss of $0.1 million in the second quarter of 2010 and a loss of $0.1 million in the first quarter of 2011.

Operating profit was $0.7 million in the second quarter of 2011, compared to an operating loss of $95.5 million in the second quarter of 2010 and an operating loss of $14.3 million in the first quarter of 2011.

The Company recorded a net interest expense of $0.6 million in the second quarter of 2011, compared to a net interest expense of $0.7 million in the second quarter of 2010 and a net interest expense of $0.8 million in the first quarter of 2011.

The Company recorded an income tax expense of $0.8 million in the second quarter of 2011.

Net loss attributable to VisionChina Media shareholders (GAAP) was $0.4 million in the second quarter of 2011, compared to a net loss of $93.2 million in the second quarter of 2010 and a net loss of $13.0 million in the first quarter of 2011. Basic and diluted net loss per share (GAAP) were $0.004 and $0.004, respectively, in the second quarter of 2011.

Net income attributable to VisionChina Media shareholders, excluding share-based compensation expenses, amortization of intangible assets, impairment loss and income tax credit in connection with impairment loss (non-GAAP), was $0.9 million in the second quarter of 2011, compared to non-GAAP net loss of $2.3 million in the second quarter of 2010 and non-GAAP net loss of $10.9 million in the first quarter of 2011.

As of June 30, 2011, the Company had 136,522 digital television displays in its network, compared to 125,269 as of June 30, 2010 and 133,792 as of March 31, 2011.

As of June 30, 2011, the Company had 860 employees, compared to 785 employees as of June 30, 2010 and 839 employees as of March 31, 2011.

As of June 30, 2011, the Company had cash and cash equivalents of $123.6 million, an increase of $15.7 million from $107.9 million as of March 31, 2011. The Company’s net cash provided by operating activities was $3.9 million in the second quarter of 2011.

Depreciation and amortization was $2.3 million and capital expenditures were $2.5 million in the second quarter of 2011.

Recent Developments

VisionChina Media’s Appointment of Board Director

On July 22, 2011, the Company announced the appointment of Kit Leong Low, executive director and chief financial officer of Focus Media Holding Limited (“Focus Media”) (Nasdaq: FMCN), China’s largest lifestyle community digital out-of-home media company, to the Company’s board of directors. The appointment became effective on July 20, 2011 and is pursuant to stock purchase and shareholder agreements, which were closed on January 13, 2011 between the Company, Focus Media and other investors, and entitled Focus Media to nominate one designee to the Company’s board of directors.

Business Outlook

The Company estimates total revenues, which consist of advertising service revenue only, in the third quarter of 2011 to be between $50.0 million and $53.0 million. Third quarter 2011 net income attributable to VisionChina Media shareholders, excluding share-based compensation expenses and amortization of intangible assets (non-GAAP), is estimated to be between $3.7 million and $5.7 million.

These estimates are based on an exchange rate of RMB 6.4630 per $1.00.

The Company noted that its guidance is based on its current network of 21 cities that, as of the date of this press release, have already been secured by contracts and based on management’s current assessment of the possible outcome of pending litigation with the selling shareholders of Digital Media Group Company Limited. If the number of cities in the Company’s network expands or contracts, or if there is any progress in the pending litigation that affects management’s assessment of the possible outcome, management’s forecast could be affected.

Conference Call

VisionChina Media’s management will hold an earnings conference call at 8:00 PM U.S. Eastern Time on August 4, 2011 (8:00 AM Beijing/Hong Kong Time on August 5, 2011).

Dial-in details for the earnings conference call are as follows:

U.S. Toll Free:	+1-800-901-5231
Hong Kong:	+852-3002-1672
International:	+1-617-786-2961
Passcode for all regions:	VisionChina Earnings Call

A replay of the conference call may be accessed by phone at the following numbers until September 3, 2011.

U.S. Toll Free:	+1-888-286-8010
International:	+1-617-801-6888
Passcode:	81062011

Additionally, a live and archived webcast of this conference call will be available on the Investor Relations section of VisionChina Media’s website at http://www.visionchina.cn.

About VisionChina Media Inc.

VisionChina Media Inc. (Nasdaq: VISN) operates an out-of-home advertising network on mass transportation systems, including buses and subways. As of June 30, 2011, VisionChina Media’s advertising network included 136,522 digital television displays on mass transportation systems in 21 of China’s economically prosperous cities, including Beijing, Shanghai, Guangzhou and Shenzhen. VisionChina Media has the ability to deliver real-time, location-specific broadcasting, including news, stock quotes, weather and traffic reports, and other entertainment programming. For more information, please visit http://www.visionchina.cn.

Use of Non-GAAP Financial Measures

In addition to VisionChina Media’s consolidated financial results prepared in accordance with the accounting principles generally accepted in the United States of America (“GAAP”), the Company also provides non-GAAP financial measures, including non-GAAP net income (loss) attributable to VisionChina Media shareholders excluding non-cash share-based compensation, amortization of intangible assets, and/or impairment loss and income tax credit in connection with the impairment loss. The Company believes that the non-GAAP financial measures provide investors with another method for assessing VisionChina Media’s operating results in a manner that is focused on the performance of its ongoing operations. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of VisionChina Media’s liquidity and when planning and forecasting future periods. The Company computes its non-GAAP financial measures using the same consistent method from quarter to quarter.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Among other things, the quotations from management in this press release contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1 and its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Mr. Colin Wang

Investor Relations Director

VisionChina Media Inc.

Tel: +86-135-1001-0107

Email: colin.wang@visionchina.cn

Mrs. Helen Plummer

Investor Relations Adviser

VisionChina Media Inc.

Tel: +86-139-1167-2124

Email: helen.plummer@visionchina.cn

In the United States:

Ms. Jessica Barist Cohen

Ogilvy Financial, New York

Tel: +1-646-460-9989

E-mail: jessica.cohen@ogilvypr.com

VISIONCHINA MEDIA INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousand U.S. dollars)

	June 30, 2011	March 31, 2011	December 31, 2010
	(Unaudited)	(Unaudited)	(Note 1)
ASSETS
Current Assets:
Cash and cash equivalents	123,557	107,897	67,211
Restricted cash	48,600	47,953	70,062
Accounts receivable, net	57,796	51,772	51,084
Amounts due from related parties	2,309	2,773	3,178
Prepaid expenses and other current assets	21,574	36,796	32,032

Total current assets	253,836	247,191	223,567

Non-current Assets:
Fixed assets, net	15,145	13,887	14,308
Goodwill	138,828	135,839	134,571
Intangible assets	41,907	42,525	43,942
Investments under equity method	7,152	6,591	6,619
Other investments	2,814	2,777	2,751
Long-term prepayments and deposits	25,108	11,544	13,779
Restricted cash	1,083	305	302
Deferred tax assets	3,677	4,929	3,121

Total non-current assets	235,714	218,397	219,393

TOTAL ASSETS	489,550	465,588	442,960

LIABILITIES AND EQUITY
Current Liabilities:
Short-term bank loans	102,691	101,868	121,698
Accounts payable	15,591	9,913	13,243
Amounts due to related parties	2,402	1,867	1,752
Consideration payable	64,040	65,908	36,426
Income tax payable	—	447	443
Accrued expenses and other current liabilities	14,176	12,465	11,953

Total current liabilities	198,900	192,468	185,515

Non-current Liabilities:
Consideration payable	—	—	29,631
Deferred tax liabilities	10,394	10,545	10,896
Other non-current liabilities	1,703	1,681	1,665

Total non-current liabilities	12,097	12,226	42,192

Total liabilities	210,997	204,694	227,707

Commitments and contingency

Equity:
Common shares	10	10	8
Additional paid-in capital	343,590	343,388	273,935
Subscription receivable	—	(13,828)	—
Accumulated deficit	(94,641)	(94,193)	(81,226)
Accumulated other comprehensive income	29,319	25,032	22,068

Total VisionChina Media Inc. shareholders’ equity	278,278	260,409	214,785
Noncontrolling interest	275	485	468

Total equity	278,553	260,894	215,253

TOTAL LIABILITIES AND EQUITY	489,550	465,588	442,960

Note 1: Information extracted from the audited consolidated financial statements included in the Company’s 2010 annual report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2011, and rounded to thousand of U.S. dollars.

VISIONCHINA MEDIA INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousand U.S. Dollars, except number of shares and per share data)

	For three months ended
	June 30, 2011	March 31, 2011	June 30, 2010
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues:
Advertising service revenue	45,029	32,548	31,811

Total revenues	45,029	32,548	31,811
Cost of revenues:
Advertising service cost	(31,838)	(32,325)	(28,690)

Total cost of revenues	(31,838)	(32,325)	(28,690)

Gross profit	13,191	223	3,121
Operating expenses:
Selling and marketing expenses	(9,006)	(9,937)	(7,049)
General and administrative expenses	(3,620)	(2,380)	(2,354)
Other operating expense	—	(2,141)	—
Impairment loss	—	—	(89,125)

Total operating expenses	(12,626)	(14,458)	(98,528)
Income (loss) from equity method investees	189	(90)	(91)
Loss from partial disposal of interest of a subsidiary	(51)	—	—

Operating profit (loss)	703	(14,325)	(95,498)
Interest income	633	442	542
Interest expense	(1,185)	(1,262)	(1,203)
Other income (expenses)	97	(30)	(457)

Net income (loss) before income taxes	248	(15,175)	(96,616)
Income tax (expense) benefit	(771)	2,225	3,448

Net loss	(523)	(12,950)	(93,168)
Net loss (income) attributable to noncontrolling interest	75	(17)	(5)

Net loss attributable to VisionChina Media Inc. shareholders	(448)	(12,967)	(93,173)

Net loss per share:
Basic	(0.004)	(0.13)	(1.15)
Diluted	(0.004)	(0.13)	(1.15)

Weighted average number of shares used in computation of net loss per share:
Basic	102,321,796	102,285,174	80,781,208
Diluted	102,321,796	102,285,174	80,781,208

Share-based compensation expenses during the related periods included in:
Cost of revenues	(18)	(22)	(26)
Selling and marketing expenses	(116)	(124)	(85)
General and administrative expenses	(80)	(94)	(130)

Total	(214)	(240)	(241)

Reconciliation from GAAP net loss attributable to VisionChina Media Inc. shareholders to Adjusted Non-GAAP net income (loss) attributable to VisionChina Media Inc. shareholders:
Net loss attributable to VisionChina Media Inc. shareholders (GAAP)	(448)	(12,967)	(93,173)
Add back share-based compensation expenses	214	240	241
Add back amortization of intangible assets	1,176	1,825	3,252
Add back impairment loss of goodwill and intangible assets	—	—	89,125
Subtract tax credit in connection to impairment of intangible assets	—	—	(1,763)

Net income (loss) attributable to VisionChina Media Inc. shareholders (Non-GAAP)	942	(10,902)	(2,318)